C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945

For Immediate Release
August 7, 2014

Manulife Financial reports 2Q14 net income of $943 million, core earnings of $701 million, a regulatory capital ratio of 243%, and a dividend increase of 19%

Substantive progress made on growth strategies in the second quarter of 2014:

•
Developing our Asian opportunity to the fullest – Insurance sales1 were strong, building on the momentum noted in 1Q14; Japan continued to be the most significant driver of insurance sales growth, but the overall results were augmented by good growth in several other markets across Asia, reflecting the ongoing success of product enhancement initiatives and our multi-channel distribution; and wealth sales improved significantly over 1Q14, benefiting from successful marketing campaigns and improved market sentiment.

•
Growing our wealth and asset management businesses around the world – Net flows in our asset management and group pension businesses exceeded $6 billion for the quarter and $13 billion year-to-date, driving our 23rd consecutive quarter of record funds under management. In addition, Manulife Asset Management was ranked as the 30th largest asset manager globally2 in 2013, up from 34th in 2012.

•
Building on our balanced Canadian business – Solid sales and record funds under management1 in mutual funds and group retirement businesses; new bank loan volumes were up significantly from 1Q14 but continued to face competitive pressures; lower retail insurance sales reflect market demand for participating whole life products which are currently not part of our product portfolio; and launched Manulife UL, a simplified universal life product, which we expect will enhance sales in future quarters3.

•
Continuing to drive sustainable earnings and opportunistic growth in the U.S. – Record mutual fund sales and funds under management; John Hancock Investments is one of the fastest growing mutual fund companies in the U.S., significantly outpacing the industry’s organic growth rate4; sales in our core small-case 401(k) market are beginning to gain traction following actions to improve competitiveness; and insurance sales improved over 1Q14 reflecting product enhancements and targeted pricing changes.

TORONTO – Manulife Financial Corporation (“MFC”) announced today net income attributed to shareholders of $943 million for the quarter ended June 30, 2014, fully diluted earnings per common share of $0.49 and return on common shareholders’ equity (“ROE”) of 13.1%, compared with $259 million, $0.12 and 3.9%, respectively, in 2Q13.  In 2Q14, MFC generated core earnings1 of $701 million, fully diluted core earnings per common share1 of $0.36 and core return on common shareholders’ equity (“Core ROE”)1 of 9.6%, compared with $609 million, $0.31 and 10.0%, respectively, in 2Q13.

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
2	Source: Pensions & Investments, May 2014.
3	See “Caution regarding forward-looking statements” below.
4
Source: Strategic Insight: ICI Confidential. For the twelve months ended May 2014. Direct Sold mutual funds, fund-of-funds and ETF’s are excluded.  Organic sales growth rate is calculated as: net new flows divided by beginning period assets.

August 7, 2014 - Press Release Reporting Second Quarter Results

Donald Guloien, President and Chief Executive Officer said, “We are pleased with the financial results for the second quarter.  Our businesses generated strong net income, solid core earnings, and produced yet another quarter of record funds under management.  Our plan is unfolding well and we continue to make progress towards our financial objectives”.

Mr. Guloien added, “Our wealth results were strong, driven by the success of our North American mutual fund businesses and improved momentum in Asia.  Most notably, we generated strong sales growth in Japan and in other parts of Asia, but insurance sales in Canada were lower than what we would have liked”.

“I am very pleased to announce that the Board of Directors has approved an increase to the dividend of 19 per cent. We are delivering on our earnings plan, volatility is being contained, and the outlook for earnings growth is positive. We have improved our leverage ratio and have a strong capital position.  Happily, we are also seeing more certainty around capital rules and other regulatory matters, here in Canada, the U.S. and globally, and sooner than we expected.  All of these factors made us feel confident proceeding with a dividend increase,” Mr. Guloien concluded.

Steve Roder, Chief Financial Officer said, “We continued to generate solid investment-related experience reflecting our high quality portfolio and disciplined approach to extending credit and other investment activities.  In terms of financial flexibility, our capital ratio remained strong and our financial leverage ratio improved as a result of the recent debt maturity and preferred share redemption.”

Highlights for the Second Quarter of 2014:

•
Reported net income attributed to shareholders of $943 million. Our 2Q14 net income benefited by $267 million from strong investment-related experience.  Net income attributed to shareholders for the 6 months ended June 30, 2014 was $1,761 million as compared to $799 million for the first 6 months of 2013.

•	Generated core earnings of $701 million in 2Q14, down $18 million from the quarter ended March 31, 2014 and up $92 million from 2Q13.

-
The increase compared with 2Q13 was driven by higher fee income on increased assets under management, lower hedging costs, the release of a legal provision and the strengthening of the U.S. dollar, partially offset by the impact of higher markets on provisions for adverse deviation on variable annuity business.

-
The decrease compared with 1Q14 was due to the timing of income on surplus investments, less favourable impacts from tax items and increased hedging costs.  Partly offsetting the decline were lower expenses, higher fee income from rising wealth assets and the release of a legal provision.

-	Core earnings for the 6 months ended June 30, 2014 was $1,420 million as compared to $1,228 million for the first 6 months of 2013.

•
Reported insurance sales growth (excluding Group Benefits) of 10%5 versus 2Q13, and 13% versus 1Q14. Total insurance sales were $587 million, down 38% reflecting large single premium Group Benefits sales in the prior year. These increases were a result of recent actions taken to improve the competitiveness of our life insurance products in Japan and the United States.  In Canada, retail insurance sales remained challenged due to competitive positioning and market demand for participating whole life products which are currently not part of our product portfolio.  We launched Manulife UL, a simplified universal life product which we expect will enhance sales in future quarters.

5
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis.  Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

August 7, 2014 - Press Release Reporting Second Quarter Results

•
Generated wealth sales of $13.3 billion, down 7% from 2Q13 and in line with 1Q14.  Net flows for our asset management and group pension businesses exceeded $6 billion in 2Q14.  Wealth sales declined over 2Q13 largely reflecting a shift in investor product preferences in Japan, and the non-recurrence of a closed end fund offering in Canada.  Our 2Q14 wealth sales were in line with the prior quarter, driven by the continued success of our North American mutual fund businesses and building momentum in Asia following successful marketing campaigns and improved market sentiment.

•
Reported a Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 243% for The Manufacturers Life Insurance Company (“MLI”), down 12 points from March 31, 2014 due to the repayment of $1 billion of maturing debt and the redemption of $450 million of preferred shares. As a result of these capital actions, the Company’s financial leverage ratio improved from 30.8% at 1Q14 to 28.2%.

•
The Board of Directors approved an increase of 19% or 2.5 cents per share to the quarterly common shareholders’ dividend resulting in a dividend of 15.5 cents per share. MFC has a target dividend payout ratio of 35% of net income, with a target range of 30% to 40%.

•
Generated strong investment-related experience of $267 million, $50 million of which was included in core earnings. The favourable investment-related experience was largely due to favourable returns on our alternative long-duration assets, the redeployment of government securities into higher yielding assets (including alternative long-duration assets), as well as continued strong credit experience.

•	Achieved record funds under management of $637 billion.

•
Achieved Efficiency and Effectiveness run rate savings of approximately $250 million pre-tax, up from $200 million at the end of 2013. We continue to estimate net savings of $100 million pre-tax in 2014, and remain on track to achieve $400 million in pre-tax savings in 20166.

•
Generated new business embedded value (“NBEV”)7 of $297 million, down 3% from 2Q13. The decrease in NBEV reflects lower interest rates and lower wealth sales, partially offset by higher insurance sales (excluding Group Benefits).

•
Reported $906 million of net income attributed to shareholders in accordance with U.S. GAAP6.  While our net income under U.S. GAAP is similar to our net income under IFRS, the accounting models are very different.

6	See “Caution regarding forward-looking statements” below.

7	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 7, 2014 - Press Release Reporting Second Quarter Results

Financial Highlights
	Quarterly Results			YTD Results
(C$ millions, unless otherwise stated, unaudited)	2Q 2014	1Q 2014	2Q 2013	1H 2014	1H 2013
Net income attributed to shareholders	$943	$818	$259	$1,761	$799
Preferred share dividends	(36)	(34)	(32)	(70)	(64)
Common shareholders’ net income	$907	$784	$227	$1,691	$735
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$701	$719	$609	$1,420	$1,228
Investment-related experience in excess of amounts included in core earnings	217	225	(97)	442	-
Core earnings plus investment-related experience in excess of amounts included in core earnings	$918	$944	$512	$1,862	$1,228
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	55	(90)	(242)	(35)	(349)
Changes in actuarial methods and assumptions	(30)	(40)	(35)	(70)	(104)
Other items	-	4	24	4	24
Net income attributed to shareholders	$943	$818	$259	$1,761	$799
Basic earnings per common share (C$)	$0.49	$0.42	$0.12	$0.91	$0.40
Diluted earnings per common share (C$)	$0.49	$0.42	$0.12	$0.91	$0.40
Diluted core earnings per common share (C$)(1)	$0.36	$0.37	$0.31	$0.73	$0.63
Return on common shareholders’ equity (“ROE”) (%)	13.1%	11.9%	3.9%	12.5%	6.5%
Core ROE (%)(1)	9.6%	10.4%	10.0%	10.0%	10.3%
Funds under management (C$ billions)(1)	$637	$635	$567	$637	$567

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 7, 2014 - Press Release Reporting Second Quarter Results

SALES AND BUSINESS GROWTH

Asia Division

Robert Cook, Senior Executive Vice President and General Manager, Asia Division stated, “We had a strong second quarter, building on the insurance sales momentum noted in the first quarter.  The second quarter growth was 26% compared to the same quarter of the prior year and 18% compared to the prior quarter.   Japan continued to be the most significant driver of insurance sales growth, but the overall results were augmented by good growth in several other markets across Asia, reflecting the ongoing success of product enhancement initiatives and our multi-channel distribution strategy. We also delivered significantly improved wealth sales in the second quarter with a 32% increase over the prior quarter, reflecting successful marketing campaigns and improved market sentiment.”

Asia Division 2Q14 insurance sales of US$304 million were 26% higher than 2Q13 and 18% higher compared to 1Q14. (Percentages quoted below are for the period 2Q14 compared with 2Q13, unless stated otherwise, and are on a constant currency basis).

•	Japan insurance sales of US$158 million increased 68% driven by the continued momentum of corporate product sales. Sales increased 25% compared with 1Q14.

•
Hong Kong insurance sales of US$60 million were consistent with 2Q13 and increased 10% compared with 1Q14.  Several products were recently launched and a series of sales campaigns will be launched shortly.

•
Indonesia insurance sales of US$26 million decreased 3%.  Agency sales were lower by 24% but were substantially offset by 23% growth in bancassurance sales.  We experienced an increase in rider attachment and a favourable product mix.  Sales were 1% higher than 1Q14.

•
Asia Other (excludes Japan, Hong Kong and Indonesia) insurance sales of US$60 million were in line with 2Q13 results. Double digit growth in most Asian markets, in particular, record sales in the Philippines following a successful agency sales campaign, was offset by competitive pressures in Singapore.  Compared to 1Q14, insurance sales increased 15%.

Asia Division 2Q14 wealth sales of US$2.0 billion decreased 33% compared with 2Q13 and increased 32% compared to 1Q14. (Percentages quoted below are for the period 2Q14 compared with 2Q13, unless stated otherwise, and are on a constant currency basis).

•	Japan wealth sales of US$275 million were at a similar level to 1Q14 but remained 58% lower than the levels in 2Q13 reflecting a shift in investor product preferences in Japan.

•
Hong Kong wealth sales of US$276 million increased 9% mainly driven by the increase in pensions sales, reflecting successful marketing campaigns and new product launches. These drivers also accounted for the 17% increase compared with 1Q14.

•	Indonesia wealth sales of US$251 million were 34% lower than 2Q13 but 166% higher than 1Q14 due to improved economic conditions and market sentiment.

•
Asia Other wealth sales of US$1,149 million decreased 29% compared with 2Q13 in response to lower market sentiment in the first half of 2014 but increased 36% compared with 1Q14, marking the second highest quarter on record.

August 7, 2014 - Press Release Reporting Second Quarter Results

Canadian Division

Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division stated, “We continue to report solid sales in our wealth fund and group retirement businesses; new bank loan volumes, while up significantly from first quarter levels, continue to reflect the slowdown in the residential mortgage market; and retail insurance sales remain challenged due to competitive positioning and market demand for participating whole life products which are currently not part of our product portfolio.   We recently launched Manulife UL, a simplified universal life product which we expect will enhance sales in future quarters8, and listed our new closed end fund, U.S. Regional Bank Trust, on the TSX.  We established the Canadian industry’s first mental health specialist team enhancing support to our group disability insurance clients and their employees. In mid-July we launched our Voluntary Retirement Savings Plan (“VRSP”) in Quebec, helping small business owners provide their employees with a retirement savings plan that is simple, affordable and easy to maintain.”

Wealth sales of $2.6 billion in 2Q14 decreased by 15% from 2Q13 primarily due to the timing of closed end fund deposits and the slowdown in the residential mortgage market impacting new bank loan volumes.  Sales in 2Q13 included deposits on a closed end fund (there was no closed end fund offering in 2Q14).  (Percentages quoted below are for the period 2Q14 compared with 2Q13, unless stated otherwise).

•
Mutual Funds’ record assets under management exceeded $30 billion at June 30, 2014, increasing 29% year-over-year and outpacing industry growth9.  Gross deposits10,11 of $1.5 billion were in line with 2Q13 levels, excluding the 2Q13 closed end fund deposits of almost $300 million, reflecting continued strong fund performance and expanded distribution.

•
Retail Segregated Fund Products12 sales were $353 million, an increase of 10% in our repositioned new business portfolio.  Fixed Products sales of $69 million were 17% lower, reflecting our deliberate rate positioning in the immediate annuity market.

•
Group Retirement Solutions sales of $212 million were 8% lower reflecting normal variability in the large case group market. Year-to-date, sales of almost $900 million were 25% higher than 2013 and based on the latest market data, as of 1Q14 we continued to lead the defined contribution pension market with 37% market share13.

•
Manulife Bank net lending assets grew 7% to a record $19.2 billion at June 30, 2014, outpacing year-over-year growth in the residential mortgage market14.  New loan volumes of $902 million rose by over 40% from 1Q14 partly due to normal market seasonality; however, volumes were 18% lower than 2Q13 reflecting intense rate competition driven by the slowdown in the residential mortgage market.

Insurance sales in 2Q14 were lower than 2Q13 due to large single premium group benefits sales in 2Q13.  Excluding Group Benefits, 2Q14 insurance sales of $129 million were in line with 2Q13. (Percentages quoted below are for the period 2Q14 compared with 2Q13, unless stated otherwise).

•
Retail Markets insurance sales continue to be challenged due to competitive positioning and market demand for participating whole life products which are currently not part of our product portfolio.  While overall Retail sales of $39 million were 7% lower compared with 2Q13, universal life product sales increased by 11% due to re-pricing and product changes made over the past year.  Compared with 1Q14, Retail insurance sales increased 3%.

•
Institutional Markets insurance sales of $90 million decreased 3%, excluding the large single premium sales noted above.  Based on the most recent industry data15, Group Benefits’ sales market share declined in 1Q14 in the face of strong competitive pressures.

8	See “Caution regarding forward-looking statements” below.
9	Based on publicly available information from Investor Economics and the Investment Funds Institute of Canada as at June 30, 2014.
10	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
11	Gross mutual fund deposits in 2Q14 include deposits from segregated fund products of $392 million.
12	Segregated fund products include guarantees. These products are also referred to as variable annuities.
13	As per LIMRA SRI Canadian Pension Market sales report as of March 31, 2014.
14	As per McVay and Associates, The Personal Banking Product Market Share, March 2014.
15	As per LIMRA Canadian Group Life and Health Insurance sales report as of March 31, 2014

August 7, 2014 - Press Release Reporting Second Quarter Results

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division stated, "Once again, record quarterly sales in John Hancock Investments contributed to record funds under management in the Wealth Management businesses.  A strong product line-up, including 41 Four- or Five-Star Morningstar rated mutual funds, continues to drive favourable results in this business16.  On the insurance front, product enhancements and targeted pricing changes implemented earlier this year improved John Hancock Life sales over the first quarter.”

Wealth Management sales in 2Q14 of US$7.9 billion increased 7% compared with 2Q13.  Increased sales in John Hancock Investments (“JH Investments”) were partially offset by a decrease in John Hancock Retirement Plan Services (“JH RPS”).

•
JH Investments 2Q14 sales of US$6.9 billion increased 9% compared with 2Q13.  Continued sales momentum was driven by a strong product line-up and broad-based distribution and included a new US$1 billion mandate from a large wirehouse firm.  The strong sales contributed to our 11th consecutive quarter of positive net sales17 which propelled funds under management as at June 30, 2014 to a record of US$71 billion, a 37% increase from June 30, 2013.  Our organic sales growth rate of 26% over the 12 months ended May 2014 outpaced the Intermediary-Sold industry growth rate of 2% over the same period18.

•
JH RPS reported record funds under management of US$85.7 billion as at June 30, 2014, a 14% increase over June 30, 2013, and 2Q14 sales of US$927 million decreased 7% compared with 2Q13.  Sales in our core market, the small-case 401(k) market, are showing signs of improvement as we successfully roll-out our Signature 2.0 initiative which is focused on price competitiveness, fee transparency, new investment options and participant service.  Sales of Enterprise (our 401(k) mid-market offering) delivered a number of new plans for the quarter as we continue to build out our product and service capacity.

Overall U.S. Division Insurance sales in 2Q14 of US$115 million were 12% lower compared with 2Q13 and increased 6% compared with 1Q14 due to new product enhancements.

•
John Hancock Life 2Q14 sales of US$102 million increased by 20% over 1Q14 but were 13% lower than 2Q13.  The business recorded strong sales in Indexed universal life (“UL”) and Variable UL products supported by recent product launches.

•
John Hancock Long-Term Care (“LTC”) sales of US$13 million in 2Q14 were consistent with 2Q13.  As expected, sales decreased from 1Q14 which included bi-annual inflation buy up activity on the Federal LTC program.  In addition, in 2Q14 we launched new business price increases consistent with initiatives on our in-force business.

16
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

17
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the Intermediary-Sold channel. Figures exclude money market and 529 share classes.

18
Source: Strategic Insight: ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETF’s are excluded.  Organic sales growth rate is calculated as: net new flows divided by beginning period assets.

August 7, 2014 - Press Release Reporting Second Quarter Results

Investment Division

Warren Thomson, Senior Executive Vice President and Chief Investment Officer said, “Strong General Fund investment-related experience continued in the second quarter of 2014, driven by favourable returns on our private equity and oil and gas investments, the redeployment of government securities into higher yielding assets, and investments in private equity and other alternative long-duration assets.  In addition, we continued to benefit from favourable credit experience."

Mr. Thomson continued, “Manulife Asset Management's second quarter direct net sales were very strong, reflecting a breadth of sales success across all channels. Long-term investment performance continues to be a differentiator for Manulife Asset Management; we reported strong results, with the majority of public asset classes once again outperforming their benchmarks on a 1, 3, and 5-year basis.”

At June 30, 2014, total assets managed by Manulife Asset Management ("MAM") were $300 billion, including $259 billion managed for external clients.  Assets managed for external clients increased $2 billion from March 31, 2014.   MAM was ranked as the 30th largest asset manager globally in 2013, up from 34th in 2012, based on the May 2014 institutional investor trade publication Pensions & Investments.  At June 30, 2014, MAM had a total of 82 Four- or Five-Star Morningstar rated funds, an increase of two funds since March 31, 2014.

CORPORATE ITEMS

In a separate news release today, MFC announced that the Board of Directors approved an increase of 19% or 2.5 cents per share to the quarterly shareholders’ dividend resulting in a dividend of 15.5 cents per share on the common shares of MFC, payable on and after September 19, 2014 to shareholders of record at the close of business on August 19, 2014.

The Board of Directors approved that, in respect of MFC’s August 19, 2014 common share dividend payment date, MFC will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.

AWARDS & RECOGNITION

In the U.S., John Hancock was recognized with the “United Nations Association of Greater Boston Leadership Award” for the company’s strong commitment to Boston, including serving as principal sponsor of the Boston Marathon, leadership support of the One Fund Boston, and its MLK Summer Scholars program for inner city teens, the largest corporate-sponsored summer jobs program of its kind in the country.

In Hong Kong, Manulife received Gold in the Insurance category and the Provident Fund category from Reader's Digest Trusted Brands Award 2014.  Manulife has received this recognition for the 11th time in the Insurance category and for the 3rd time in the Provident Fund category.

In Indonesia, Manulife Asset Management Indonesia was named “Best Fund House of the Year” and the Manulife Indonesia Money Market Fund named “Best Money Market Fund” by Bisnis Indonesia at the Bisnis Indonesia Awards 2014.

In Canada, Affinity Markets was awarded “Best Insurance Online Newsletter” by Web Marketing Association of North America for its bi-monthly newsletter to insurance brokers.

August 7, 2014 - Press Release Reporting Second Quarter Results

Notes:
Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET on August 7, 2014. For local and international locations, please call 416-340-8530 and toll free in North America please call 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 6:00 p.m. ET on August 7, 2014 through August 21, 2014 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on August 7, 2014. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Second Quarter 2014 Statistical Information Package will also be available on the Manulife Financial website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore (416) 926-6495 steven_moore@manulife.com	Investor Relations: Anique Asher (416) 852-9580 anique_asher@manulife.com

August 7, 2014 - Press Release Reporting Second Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 7, 2014, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited Consolidated Financial Statements contained in our 2013 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2013 Annual Report, and the “Risk Management” note to the Consolidated Financial Statements in our 2013 Annual Report.

In this MD&A, the terms “Company”, “Manulife Financial”, “Manulife” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Q2 highlights	1.	Variable annuity and segregated fund guarantees
2.	Q3 and Q4 items	2.	Caution related to sensitivities
		3.	Publicly traded equity performance risk
B	FINANCIAL HIGHLIGHTS	4.	Interest rate and spread risk
1.	Q2 and year-to-date earnings analysis
2.	Premiums and deposits	E	ACCOUNTING MATTERS AND CONTROLS
3.	Funds under management	1.	Critical accounting and actuarial policies
4.	Capital	2.	Sensitivity of policy liabilities to updates to assumptions
5.	Impact of fair value accounting	3.	Accounting and reporting changes
		4.	U.S. GAAP results
C	PERFORMANCE BY DIVISION
1.	Asia	F	OTHER
2.	Canadian	1.	Performance and Non-GAAP measures
3.	U.S.	2.	Key planning assumptions and uncertainties
4.	Corporate and Other	3.	Caution regarding forward-looking statements

August 7, 2014 - Press Release Reporting Second Quarter Results

A         OVERVIEW

A1	Q2 highlights

Manulife reported 2Q14 net income attributed to shareholders of $943 million and core earnings19 of $701 million.  This compares with 2Q13 net income attributed to shareholders and core earnings of $259 million and $609 million, respectively.

The increase in net income of $684 million included $92 million of higher core earnings along with strong investment-related experience in 2Q14, while in 2Q13 we reported investment-related experience charges. (In 2Q13 we noted that investment-related experience included charges of approximately $180 million that were timing related and were expected to reverse in future quarters).

The $92 million increase in core earnings was driven by higher fee income on higher assets under management, lower hedging costs, the release of a legal provision and the strengthening of the U.S. dollar.  These items were partially offset by lower margin release on variable annuity business as a result of lower overall provisions for adverse deviation driven by higher markets and risk management activities.

Items excluded from core earnings in 2Q14 totaled $242 million and included $217 million of investment-related experience gains in excess of the $50 million reported in core earnings.  These gains related to favourable returns on our private equity and oil and gas investments, redeployment of government securities into higher yielding assets including private equities and other alternative long-duration assets that resulted in gains driven by the impact of current period investing activities on future expected investment income assumptions in the measurement of our insurance and investment contract liabilities.  In addition, we continued to benefit from favourable credit experience.

Net income attributed to shareholders for the 6 months ended June 30, 2014 was $1,761 million as compared to $799 million for the 6 months ended June 30, 2013.  Of the $962 million increase, $684 million is described above, and the remaining portion primarily related to $100 million of higher core earnings and $128 million of higher investment-related experience in 1Q14 compared with 1Q13.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) was 243% as at June 30, 2014.  The 12 point decrease from 255% in 1Q14 was due to $1 billion of maturing debt and the $450 million redemption of preferred shares. As a result of these capital actions, the Company’s financial leverage ratio improved from 30.8% at 1Q14 to 28.2%.

Insurance sales19 were $587 million in 2Q14, down 38%20 compared with 2Q13.  Excluding Group Benefits sales which included large single premium sales in the prior year, insurance sales increased relative to 1Q14 by 13% and 2Q13 by 10%, as a result of recent actions taken to improve the competitiveness of our life insurance products in Japan and the United States.  In Canada, retail insurance sales remained challenged due to competitive positioning and market demand for participating whole life products which are currently not part of our product portfolio.  We launched Manulife UL, a simplified universal life product which we expect will enhance sales in future quarters21.

Wealth sales were $13.3 billion in 2Q14, a decrease of 7% compared with 2Q13 and in line with 1Q14.  Wealth sales declined over 2Q13 reflecting a shift in investor product preferences in Japan, and the non-recurrence of a closed end fund offering in Canada.  Our 2Q14 wealth sales were in line with the prior quarter, driven by the continued success of our North American mutual fund businesses and building momentum in Asia following successful marketing campaigns and improved market sentiment.

 A2            Q3 and Q4 items

In the third quarter, we will complete our annual review of actuarial methods and assumptions and implement the Canadian Institute of Actuaries published guidance on the calibration criteria for fixed

19	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

20
 Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis.  Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

21	See “Caution regarding forward-looking statements” below.

August 7, 2014 - Press Release Reporting Second Quarter Results

income funds with respect to the valuation of segregated fund guarantees.  While our review is not complete, the impact could be up to an amount in the general range of our 3Q13 charge for changes in actuarial methods and assumptions22.

In the fourth quarter, the Canadian Actuarial Standards Board’s (“ASB”) revisions to the Canadian Actuarial Standards of Practice, issued in May 2014 and related to economic reinvestment assumptions used in the valuation of policy liabilities, will become effective. The impact of these revisions will depend on interest rates and other assumptions at the time of implementation as well as investment-related experience in the second half of 2014.  While we noted in our 2013 Annual Report that we did not anticipate that the impact on net income would be significant, as a result of the decline in interest rates between December 31, 2013 and June 30, 2014 and year-to-date investment-related experience, we have updated our estimate to be a charge to net income of up to $200 million22 if current interest rates and assumptions were used.

B	FINANCIAL HIGHLIGHTS
	Quarterly Results			YTD Results
(C$ millions, unless otherwise stated, unaudited)	2Q 2014	1Q 2014	2Q 2013	1H 2014	1H 2013
Net income attributed to shareholders	$943	$818	$259	$1,761	$799
Preferred share dividends	(36)	(34)	(32)	(70)	(64)
Common shareholders’ net income	907	$784	$227	1,691	$735
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$701	$719	$609	$1,420	$1,228
Investment-related experience in excess of amounts included in core earnings	217	225	(97)	442	-
Core earnings plus investment-related experience in excess of amounts included in core earnings	$918	$944	$512	$1,862	$1,228
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	55	(90)	(242)	(35)	(349)
Changes in actuarial methods and assumptions	(30)	(40)	(35)	(70)	(104)
Other items (see section B1)	-	4	24	4	24
Net income attributed to shareholders	$943	$818	$259	$1,761	$799
Basic earnings per common share (C$)	$0.49	$0.42	$0.12	$0.91	$0.40
Diluted earnings per common share (C$)	$0.49	$0.42	$0.12	$0.91	$0.40
Diluted core earnings per common share (C$)(1)	$0.36	$0.37	$0.31	$0.73	$0.63
Return on common shareholders’ equity (“ROE”) (%)	13.1%	11.9%	3.9%	12.5%	6.5%
Core ROE (%)(1)	9.6%	10.4%	10.0%	10.0%	10.3%
U.S. GAAP net income (loss) attributed to shareholders(1)	$906	$2,161	$(692)	$3,067	$(1,037)
Sales(1) Insurance products(2)	$587	$537	$926	$1,124	$1,539
Wealth products	$13,322	$13,778	$13,718	$27,100	$26,141
Premiums and deposits(1) Insurance products	$6,007	$5,904	$6,321	$11,911	$12,323
Wealth products	$18,959	$19,532	$17,358	$38,491	$33,689
Funds under management (C$ billions)(1)	$637	$635	$567	$637	$567
Capital (C$ billions)(1)	$35.8	$36.2	$30.8	$35.8	$30.8
MLI’s MCCSR ratio	243%	255%	222%	243%	222%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)	Insurance sales have been adjusted to exclude Taiwan for all periods.

22 See “Caution regarding forward-looking statements” below.

August 7, 2014 - Press Release Reporting Second Quarter Results

B1         Q2 and year-to-date earnings analysis

The table below reconciles core earnings to reported net income attributed to shareholders.

	Quarterly Results			YTD Results
(C$ millions, unaudited)	2Q 2014	1Q 2014	2Q 2013	1H 2014	1H 2013
Core earnings(1)
Asia Division(2)	$231	$244	$226	$475	$452
Canadian Division(2)	232	228	225	460	404
U.S. Division(2)	329	374	343	703	783
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(92)	(135)	(105)	(227)	(233)
Expected cost of macro hedges(2)	(49)	(42)	(128)	(91)	(276)
Investment-related experience in core earnings(3)	50	50	48	100	98
Core earnings	$701	$719	$609	$1,420	$1,228
Investment-related experience in excess of amounts included in core earnings(3)	217	225	(97)	442	-
Core earnings plus investment-related experience in excess of amounts included in core earnings	$918	$944	$512	$1,862	$1,228
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(3),(4)	55	(90)	(242)	(35)	(349)
Changes in actuarial methods and assumptions(5)	(30)	(40)	(35)	(70)	(104)
Other items	-	4	24	4	24
Net income attributed to shareholders	$943	$818	$259	$1,761	$799

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
The expected cost of the macro equity hedges is relative to our long-term valuation assumptions.  Of the $79 million decrease in expected macro hedging costs compared with 2Q13, approximately half was offset by an increase in dynamic hedging costs, primarily in Asia and the U.S.  The difference between the actual cost and the expected cost is included in the direct impact of equity markets and interest rates.

(3)
Net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of markets is separately reported.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including a quarterly ultimate reinvestment rate (“URR”) update for North America and for Japan, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of available-for-sale (“AFS”) bonds and derivative positions in the surplus segment. See table below for components of this item.

(5)	The $30 million charge in 2Q14 primarily relates to the impact of method and modelling refinements in the projection of certain asset and liability related cash flows across several business units.

The quarterly gain (charge) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above is attributable to:

(C$ millions, unaudited)	2Q 2014	1Q 2014	2Q 2013
Direct impact of equity markets and variable annuity guarantee liabilities(1)	$66	$(71)	$(196)
Fixed income reinvestment rates assumed in the valuation of policy liabilities(2)	22	9	151
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(8)	(3)	(127)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(25)	(25)	(70)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$55	$(90)	$(242)
Direct impact of equity markets and interest rates	$6	$(92)	$(272)

(1)	In 2Q14, gross equity exposure losses of $122 million were more than offset by net hedge gains of $188 million.

(2)	The gain in 2Q14 for fixed income reinvestment assumptions was driven by a decrease in swap spreads in Japan and the U.S., partially offset by an increase in swap spreads in Canada.

August 7, 2014 - Press Release Reporting Second Quarter Results

B2         Premiums and deposits23

Premiums and deposits for insurance products were $6 billion in 2Q14, a decrease of 8% on a constant currency basis from 2Q13. In-force growth in Asia, including strong sales in Japan, was more than offset by a decline in Canada which benefited from large Group Benefits single premium sales in 2Q13, and lower U.S. premiums.

Premiums and deposits for wealth products were $19 billion in 2Q14, an increase of $1.6 billion or 4% on a constant currency basis, compared with 2Q13. Growth was driven by U.S. mutual fund sales.

B3         Funds under management23

Funds under management as at June 30, 2014 were a record $637 billion, an increase of $70 billion from June 30, 2013.  The increase was due to a combination of growth in our Asset Management businesses, customer cash net inflows in all divisions and equity market growth over the period.

B4         Capital23

MFC’s total capital as at June 30, 2014 was $35.8 billion, a decrease of $0.4 billion from March 31, 2014 and an increase of $5 billion from June 30, 2013.

B5          Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity markets and interest rates and variable annuity guarantee liabilities, each of which impacts net income (see section A1 above for discussion of second quarter experience).

Net realized and unrealized gains reported in investment income were $4.1 billion for 2Q14.  This amount was primarily driven by the mark-to-market impact of the decrease in interest rates on our bond and fixed income derivative holdings and, to a lesser extent, the impact of the increase in equity markets on our equity futures in our macro and dynamic hedging program as well as other items.

As outlined in the “Critical Accounting and Actuarial Policies” in the MD&A in the 2013 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies.  Investment returns are projected using the current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.   We classify gains and losses by assumption type.  For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss).

23	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 7, 2014 - Press Release Reporting Second Quarter Results

C         PERFORMANCE BY DIVISION

C1         Asia Division

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q 2014	1Q 2014	2Q 2013	1H 2014	1H 2013
Net income attributed to shareholders	$337	$242	$386	$579	$1,314
Core earnings(1)	231	244	226	475	452
Premiums and deposits	4,150	3,800	5,138	7,950	9,606
Funds under management (billions)	81.4	82.3	79.3	81.4	79.3
U.S. dollars
Net income attributed to shareholders	$308	$219	$378	$527	$1,298
Core earnings	212	221	220	433	444
Premiums and deposits	3,806	3,444	5,024	7,250	9,454
Funds under management (billions)	76.2	74.5	75.4	76.2	75.4

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Asia Division’s net income attributed to shareholders was US$308 million in 2Q14 compared with US$378 million in 2Q13, and core earnings in 2Q14 were US$212 million compared with US$220 million in 2Q13.  Core earnings increased US$25 million compared to 2Q13, after adjusting for the increased dynamic hedging costs (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment), the impact of changes in currency rates and the sale of our Taiwan insurance business in 4Q13.  This growth in core earnings was driven by improved new business margins from a favorable product mix and pricing actions, higher fee income and improved policyholder experience.

Year-to-date net income attributed to shareholders was US$527 million in 2014 compared with US$1,298 million for the same period of 2013. The decline of US$771 million was primarily related to the direct impact of equity markets on variable annuity guarantee liabilities not dynamically hedged. Year-to-date core earnings in 2014 increased US$62 million after adjusting for the same items as in the paragraph above, reflecting business growth, higher new business margins and improved policyholder experience.

Premiums and deposits in 2Q14 were US$3.8 billion, a decrease of 21% on a constant currency basis compared with 2Q13.  Premiums and deposits for insurance products were US$1.5 billion, an increase of 10% compared with 2Q13 (adjusted to exclude the Taiwan insurance business), driven by strong corporate product sales in Japan and in-force business growth, notably in Hong Kong, Indonesia and China. Wealth management premiums and deposits of US$2.3 billion decreased by 33% compared to 2Q13, as rising interest rates and market uncertainty since the second half of 2013 continued to impact some of our key markets. Compared to 1Q14, wealth management premiums and deposits increased 19% reflecting improved market sentiment and recent marketing campaigns.

Funds under management as at June 30, 2014 were US$76.2 billion, an increase of 3% on a constant currency basis compared with June 30, 2013.  Net policyholder cash inflows of US$2.5 billion and favourable market returns in the past 12 months were largely offset by the US$2 billion impact from the sale of our Taiwan insurance business as well as unfavorable currency movements.

August 7, 2014 - Press Release Reporting Second Quarter Results

C2           Canadian Division

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q 2014	1Q 2014	2Q 2013	1H 2014	1H 2013
Net income attributed to shareholders	$267	$377	$103	$644	$41
Core earnings(1)	232	228	225	460	404
Premiums and deposits	5,069	6,050	5,661	11,119	10,996
Funds under management (billions)	153.4	150.3	135.8	153.4	135.8

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Canadian Division’s net income attributed to shareholders was $267 million in 2Q14 compared with net income of $103 million in 2Q13.  Market and investment-related experience increased by $157 million, and core earnings of $232 million in 2Q14 increased $7 million compared with 2Q13.  Increases in core earnings driven by in-force business growth, including higher fee income from our growing wealth management businesses were partly offset by lower new business margins due to sales mix and lower interest rates.

Year-to-date net income attributed to shareholders was $644 million compared with $41 million for the same period of 2013.  Year-to-date core earnings of $460 million were $56 million higher than the first 6 months of 2013 reflecting business growth and improved claims experience.  Excluded from core earnings were market and investment-related gains of $184 million in the first half of 2014 compared with losses of $363 million in the first half of 2013.

Premiums and deposits of $5.1 billion in 2Q14 decreased 10% from 2Q13. After adjusting for the large Group Benefits single premium sales and deposits to a closed end fund in 2Q13, premiums and deposits increased 2% year-over-year.

Funds under management were a record $153.4 billion as at June 30, 2014, an increase of 13% from June 30, 2013 driven by business growth and the favourable impact of equity market appreciation and lower interest rates.

C3           U.S. Division

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q 2014	1Q 2014	2Q 2013	1H 2014	1H 2013
Net income attributed to shareholders	$559	$403	$429	$962	$1,155
Core earnings(1)	329	374	343	703	783
Premiums and deposits	12,947	13,399	11,713	26,346	23,438
Funds under management (billions)	360.5	360.5	315.7	360.5	315.7

U.S. dollars
Net income attributed to shareholders	$513	$366	$419	$879	$1,139
Core earnings	302	339	336	641	772
Premiums and deposits	11,873	12,146	11,450	24,019	23,079
Funds under management (billions)	337.7	326.2	300.3	337.7	300.3

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

U.S. Division’s net income attributed to shareholders was US$513 million for 2Q14 compared with US$419 million for 2Q13.  Core earnings for 2Q14 were US$302 million, a decrease of US$34 million compared with 2Q13.

The decrease in core earnings was driven by increased dynamic hedging costs (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment), the impact of higher markets and risk management activities leading to lower releases of provisions for adverse deviation on variable annuity business and lower new business gains in the Insurance business.  Partially offsetting these items was higher wealth management fee income due to higher asset levels and lower amortization of deferred acquisition costs due to the on-going run-off of variable annuity

August 7, 2014 - Press Release Reporting Second Quarter Results

business.  Items reconciling core earnings to net income attributed to shareholders in both 2Q14 and 2Q13 included favourable investment-related experience and the impact of equity markets and interest rates.

Year-to-date net income attributed to shareholders was US$879 million in 2014 compared with US$1,139 million for the same period in 2013.  Year-to-date core earnings of US$641 million in 2014 were US$131 million lower than the first 6 months of 2013.  In addition to the items above, we reported unfavourable claims experience in 1Q14 and more favourable tax related items in 2013.  Excluded from core earnings was favourable market and investment-related experience of US$238 million in the first 6 months of 2014 compared with US$367 million in the first 6 months of 2013.

Premiums and deposits for 2Q14 were US$11.9 billion, an increase of 4% compared with 2Q13.  The increase was driven by record sales in mutual funds partially offset by lower life insurance premiums consistent with dampened sales.

Funds under management as at June 30, 2014 were a record US$337.7 billion, up 12% from June 30, 2013 levels.  The increase was due to positive investment returns and strong net mutual fund sales in JH Investments partially offset by surrender and benefit payments in John Hancock Annuities.

C4         Corporate and Other

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q 2014	1Q 2014	2Q 2013	1H 2014	1H 2013
Net loss attributed to shareholders	$(220)	$(204)	$(659)	$(424)	$(1,711)
Core losses (excl. macro hedges and core investment gains)(1)	$(92)	$(135)	$(105)	$(227)	$(233)
Expected cost of macro hedges	(49)	(42)	(128)	(91)	(276)
Investment-related experience included in core earnings	50	50	48	100	98
Total core losses	$(91)	$(127)	$(185)	$(218)	$(411)
Premiums and deposits	$2,800	$2,187	$1,167	$4,987	$1,972
Funds under management (billions)	42.0	41.8	36.2	42.0	36.2

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $220 million for 2Q14 compared to a net loss of $659 million for 2Q13. Core losses were $91 million in 2Q14 compared to core losses of $185 million in 2Q13.

Charges in 2Q14 excluded from core losses totaled $129 million (2Q13 - $474 million):
•	$62 million of net experience losses on macro hedges (2Q13 - $231 million),
•	$30 million charge for changes in actuarial methods and assumptions (2Q13 - $35 million),
•	$8 million of realized losses on AFS bonds and interest rate swaps (2Q13 - $127 million), and
•
$50 million related to the total company offset included in core investment-related experience (2Q13 - $48 million; 2Q13 also included $81 million related to severance accruals and market- related charges).

•	Partially offsetting these items was a $21 million gain related to other mark-to-market gains (2Q13 - $50 million gain reflecting the impact of provincial tax rate changes).

Core losses declined by $94 million from 2Q13 primarily due to a $79 million decrease in the expected cost of macro hedging and the $26 million release of a legal provision.

August 7, 2014 - Press Release Reporting Second Quarter Results

On a year-to-date basis the net loss attributed to shareholders of $424 million in 2014 compared to a net loss of $1,711 million for the same period of 2013. Year-to-date charges of $206 million in 2014 not included in core earnings were $1,094 million lower than the same period last year primarily reflecting a decline in macro hedging losses, realized losses on AFS bonds and related swaps and other mark-to-market gains. Year-to-date core losses of $218 million in 2014 were $193 million lower than the same period in 2013 reflecting a decrease in the expected cost of macro hedging and the release of a legal provision.

Premiums and deposits for 2Q14 of $2.8 billion increased from $1.2 billion in 2Q13 as a result of higher deposits from institutional asset management clients.

Funds under management of $42 billion as at June 30, 2014 (June 30, 2013 – $36.2 billion) included record assets managed by Manulife Asset Management on behalf of institutional clients of $37.4 billion (2013 – $30.6 billion) and $8.8 billion (2013 – $8.4 billion) of the Company’s own funds, partially offset by a $4.2 billion (2013 – $2.8 billion) total company adjustment related to the reclassification of derivative positions from invested assets to other assets and liabilities.

D	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2013 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS7, “Financial Instruments – Disclosures”.  Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

D1	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2013 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section D3 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at	June 30, 2014			December 31, 2013
(C$ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$5,795	$4,848	$1,013	$6,194	$5,161	$1,109
Guaranteed minimum withdrawal benefit	64,875	63,720	3,400	66,189	63,849	4,120
Guaranteed minimum accumulation benefit	16,368	20,275	56	16,942	20,581	94
Gross living benefits(2)	$87,038	$88,843	$4,469	$89,325	$89,591	$5,323
Gross death benefits(3)	12,054	10,977	1,257	12,490	11,230	1,413
Total gross of reinsurance and hedging	$99,092	$99,820	$5,726	$101,815	$100,821	$6,736
Living benefits reinsured	$5,059	$4,254	$854	$5,422	$4,544	$942
Death benefits reinsured	3,472	3,363	527	3,601	3,465	564
Total reinsured	$8,531	$7,617	$1,381	$9,023	$8,009	$1,506
Total, net of reinsurance	$90,561	$92,203	$4,345	$92,792	$92,812	$5,230

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

August 7, 2014 - Press Release Reporting Second Quarter Results

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at June 30, 2014 was $4,345 million (December 31, 2013 – $5,230 million) of which: US$2,757 million (December 31, 2013 – US$3,124 million) was on our U.S. business, $812 million (December 31, 2013 – $1,248 million) was on our Canadian business, US$289 million (December 31, 2013 – US$335 million) was on our Japan business and US$263 million (December 31, 2013 – US$285  million)  was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts, net of reinsurance was $4.3 billion at June 30, 2014, compared with $5.2 billion at December 31, 2013.

The policy liabilities established for variable annuity and segregated fund guarantees were $2,680 million at June 30, 2014 (December 31, 2013 - $1,197 million).  For non-dynamically hedged business, policy liabilities increased from $589 million at December 31, 2013 to $644 million at June 30, 2014. For the dynamically hedged business, the policy liabilities increased from $608 million at December 31, 2013 to $2,036 million at June 30, 2014. The increase in the total policy liabilities for variable annuity and segregated fund guarantees since December 31, 2013 is mainly due to the decline in yield curves and, in the case of dynamically hedged business, is also due to the decrease in swap rates in North America.

D2	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D3	Publicly traded equity performance risk

As outlined in our 2013 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 48 and 49 of our 2013 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 % change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities.  It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

August 7, 2014 - Press Release Reporting Second Quarter Results

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

This disclosure has been simplified in 2Q14 to exclude the impact of assuming that the change in the value of dynamic hedge assets completely offsets the change in dynamically hedged variable annuity guarantees, and now shows the impact of macro and dynamic hedge assets in aggregate.

Potential impact on net income attributed to shareholders arising from changes to public equities(1)

As at June 30, 2014
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,320)	$(2,430)	$(990)	$630	$1,040	$1,330
Asset based fees	(330)	(220)	(110)	110	220	330
General fund equity investments (3)	(530)	(350)	(180)	180	360	530
Total underlying sensitivity before hedging	$(5,180)	$(3,000)	$(1,280)	$920	$1,620	$2,190
Impact of macro and dynamic hedge assets(4)	$3,630	$1,980	$850	$(750)	$(1,310)	$(1,740)
Net potential impact on net income after impact of hedging	$(1,550)	$(1,020)	$(430)	$170	$310	$450

As at December 31, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,120)	$(2,310)	$(960)	$610	$1,060	$1,380
Asset based fees	(310)	(210)	(110)	110	210	310
General fund equity investments(3)	(420)	(280)	(130)	140	280	430
Total underlying sensitivity before hedging	$(4,850)	$(2,800)	$(1,200)	$860	$1,550	$2,120
Impact of macro and dynamic hedge assets(4)	$3,510	$1,880	$770	$(680)	$(1,160)	$(1,510)
Net potential impact on net income after impact of hedging	$(1,340)	$(920)	$(430)	$180	$390	$610

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program.  The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
June 30, 2014	(19)	(10)	(4)	5	15	18
December 31, 2013	(14)	(8)	(4)	13	25	25

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

August 7, 2014 - Press Release Reporting Second Quarter Results

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at	June 30,	December 31,
(C$ millions)	2014	2013
For variable annuity guarantee dynamic hedging strategy	$8,200	$7,500
For macro equity risk hedging strategy	2,900	2,000
Total	$11,100	$9,500

D4	Interest rate and spread risk

At June 30, 2014, we estimated the sensitivity of our net income attributed to shareholders to a 100 basis point parallel decline in interest rates to be a charge of $600 million, and to a 100 basis point increase in interest rates to be a benefit of $100 million. The $200 million increase in sensitivity to a 100 basis point decline in interest rates from December 31, 2013 was primarily attributable to interest rate movements in the first half of 2014.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point change in interest rates includes any associated change in the applicable prescribed reinvestment scenario, the impact of changes to interest rates for less than, or more than, the amounts indicated are unlikely to be linear. Furthermore, the reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates.  For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 1% parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	June 30, 2014				December 31,2013
As at	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(600)		$100		$(400)		$-
From fair value changes in AFS fixed income assets held in surplus, if realized	700		(600)		600		(600)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(15)		12		(13)		18
From fair value changes in AFS fixed income assets held in surplus, if realized	5		(4)		4		(5)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.

August 7, 2014 - Press Release Reporting Second Quarter Results

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for 10 of the 15 point impact of a 100 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
(C$ millions)	June 30, 2014	December 31, 2013
Corporate spreads(4)
Increase 50 basis points	$400	$400
Decrease 50 basis points	(400)	(400)
Swap spreads
Increase 20 basis points	$(500)	$(400)
Decrease 20 basis points	500	400

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.
As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.  The potential earnings impact of a 50 basis point decline in corporate spreads related to the impact of the scenario change was not significant at June 30, 2014 and was not significant at December 31, 2013. The $100 million increase in sensitivity to swap spreads was primarily attributable to interest rate and swap spread movements during the first half of 2014.

Alternative Long-Duration Asset (“ALDA”) Performance Risk
The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

August 7, 2014 - Press Release Reporting Second Quarter Results

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4)

As at	June 30, 2014		December 31, 2013
(C$ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,100)	$1,100	$(1,000)	$1,000
Private equities and other alternative long-duration assets	(1,100)	1,000	(900)	800
Alternative long-duration assets	$(2,200)	$2,100	$(1,900)	$1,800

(1)	See “Caution Related to Sensitivities” above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; (ii) any gains or losses on ALDA held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.
(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
The increased sensitivity from December 31, 2013 to June 30, 2014 is related to the impact of the decrease in risk free rates in some jurisdictions during the period, decreasing the rate at which funds can be reinvested, as well as the increase in market value of the ALDA, due to investment activities and positive investment returns.

E	ACCOUNTING MATTERS AND CONTROLS

E1	Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2013. The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 67 to 75 of our 2013 Annual Report.

E2	Sensitivity of policy liabilities to updates to assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.  The estimated potential impact on net income for the next 5 years and the following 5 years from changes in the fixed income URR driven by changes in risk free rates is not shown here. After the implementation of the revised actuarial standards of practice relating to reinvestment assumptions in 4Q14 we do not anticipate that there will be any further impact on net income due to changes in fixed income URR24.

24	See “Caution related to forward-looking statements” below.

August 7, 2014 - Press Release Reporting Second Quarter Results

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above.

As at	Increase (decrease) in after-tax income
(C$ millions)	June 30, 2014		December 31, 2013
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$300	$(300)	$400	$(400)
100 basis point change in future annual returns for alternative long-duration assets(2)	4,400	(4,300)	3,800	(3,700)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(200)	200

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million increase (December 31, 2013 – $200 million increase).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million decrease (December 31, 2013 – $200 million decrease).  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards.  The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
ALDA include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.  The increase of $600 million in sensitivity from December 31, 2013 to June 30, 2014 is related to the impact of the decrease in risk free rates in some jurisdictions during the period, decreasing the rate at which funds can be reinvested, as well as the increase in market value of the ALDA, due to investment activities and positive investment returns.

(3)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.4%.

E3	Accounting and reporting changes

As outlined in section A2, above, in May 2014 the ASB published revisions to the Canadian Actuarial Standards of Practice related to economic reinvestment assumptions used in the valuation of policy liabilities. The revised standards will be effective in the fourth quarter of 2014.

Other future accounting changes are outlined below:

Topic	Effective Date	Recognition / Measurement / Presentation	Impact / Expected Impact
Future Accounting Changes
IAS 41 "Agriculture" and IAS 16 "Property, Plant and Equipment"	Jan 1, 2016	Measurement	Currently assessing
IAS 16 "Property, Plant and Equipment" and IAS 38 "Intangible Assets"	Jan 1, 2016	Measurement	Currently assessing
IFRS 11 "Joint Arrangements"	Jan 1, 2016	Recognition and Measurement	Not significant
IFRS 15 "Revenue Recognition"	Jan 1, 2017	Recognition and Measurement	Currently assessing
IFRS 9 "Financial Instruments: Impairment" and "Financial Instrument: Classification and Measurement"	Jan 1, 2018	Measurement	Currently assessing

E4	U.S. GAAP results

Net income attributed to shareholders in accordance with U.S. GAAP25 for 2Q14 was $906 million, compared with net income attributed to shareholders of $943 million under IFRS.  As we are no longer reconciling our financial results under IFRS and U.S. GAAP within our Consolidated Financial Statements, net income attributed to shareholders in accordance with U.S. GAAP is considered a non-GAAP financial measure. The reconciliation of the major differences between net income attributed to shareholders in accordance with IFRS and the net income attributed to shareholders in accordance with U.S. GAAP for 2Q14 follows, with major differences expanded upon below:

25	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 7, 2014 - Press Release Reporting Second Quarter Results

For the quarters ended June 30,	Quarterly Results
(C$ millions, unaudited)	2014	2013
Net income attributed to shareholders in accordance with IFRS	$943	$259
Key earnings differences:
Variable annuity guarantee liabilities and related dynamic hedges (1)	$176	$(440)
Impact of mark-to-market accounting and investing activities on investment income and policy liabilities(2)	(160)	(506)
New business differences including acquisition costs(3)	(203)	(208)
Changes in actuarial methods and assumptions(4)	18	52
Other differences	132	151
Total earnings difference	$(37)	$(951)
Net income (loss) attributed to shareholders in accordance with U.S. GAAP	$906	$(692)

(1)
IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities while U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees. The U.S. GAAP accounting results in an accounting mismatch between the hedge assets supporting the dynamically hedged guarantees and the guarantees not accounted for on a mark-to-market basis. Another difference is that U.S. GAAP reflects the Company’s own credit standing in the measurement of the liability. In 2Q14, we reported a net gain of $244 million (2Q13 – charge of $335 million) in our total variable annuity businesses under U.S. GAAP compared with a gain of $68 million under IFRS (2Q13 – $105 million). Under both accounting bases we reported charges on our macro hedging program of $111 million in 2Q14 (2Q13 – $359 million).

(2)
Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The 2Q14 IFRS impacts of fixed income reinvestment assumptions, general fund equity investments, fixed income and alternative long-duration asset investing totaled a net gain of $317 million (2Q13 – net charge of $165 million) compared with U.S. GAAP net realized gains and other investment-related gains of $157 million (2Q13 – losses of $671 million).

(3)
Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

(4)
The charge recognized under IFRS from changes in actuarial methods and assumptions of $30 million in 2Q14 (2Q13 – $35 million) compared to a charge of $12 million (2Q13 –gain of $17 million) on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP26 as at June 30, 2014 was approximately $13 billion higher than under IFRS. Of this difference, approximately $7 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the recording of net unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship in Accumulated Other Comprehensive Income (“AOCI”) under U.S. GAAP partially offset by the impact of currency translation on net foreign operations.

F	Other

F1	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: Core Earnings; Net Income Attributed to Shareholders in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Core ROE; Diluted Core Earnings Per Common Share; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital; New Business Embedded Value and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income Attributed to Shareholders in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

26 This item is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

August 7, 2014 - Press Release Reporting Second Quarter Results

Core earnings (losses) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of insurance and investment contract liabilities.
6.	Up to $200 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.
7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities, consisting of:
▪
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

▪	Gains (charges) on variable annuity guarantee liabilities that are not dynamically hedged.
▪	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.
▪
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

▪
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

▪	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
Net favourable investment-related experience in excess of $200 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related

August 7, 2014 - Press Release Reporting Second Quarter Results

experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities. The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of favourable investment-related experience reported since 1Q07.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

4.	Changes in actuarial methods and assumptions.

5.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

6.	Goodwill impairment charges.

7.	Gains or losses on disposition of a business.

8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

9.	Tax on the above items.

10.	Impact of enacted or substantially enacted income tax rate changes.

August 7, 2014 - Press Release Reporting Second Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2014		2014		2013		2013		2013		2013		2012	(1)	2012	(1)
Core earnings (losses)
Asia Division	$231		$244		$227		$242		$226		$226		$180		$230
Canadian Division	232		228		233		268		225		179		233		229
U.S. Division	329		374		366		361		343		440		293		288
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(92)		(135)		(138)		(135)		(105)		(128)		(62)		(103)
Expected cost of macro hedges	(49)		(42)		(53)		(84)		(128)		(148)		(140)		(124)
Investment-related experience included in core earnings	50		50		50		52		48		50		50		50
Total core earnings	$701		$719		$685		$704		$609		$619		$554		$570
Investment-related experience in excess of amounts included in core earnings	217		225		215		491		(97)		97		321		365
Core earnings plus investment-related experience in excess of amounts included in core earnings	$918		$944		$900		$1,195		$512		$716		$875		$935
Other items to reconcile core earnings to net income loss) attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	55		(90)		(81)		94		(242)		(107)		82		34
Impact of in-force product changes and recapture of reinsurance treaties	-		-		261		-		-		-		-		26
Change in actuarial methods and assumptions	(30)		(40)		(133)		(252)		(35)		(69)		(87)		(1,006)
Goodwill impairment charge	-		-		-		-		-		-		-		(200)
Disposition of Taiwan insurance business	-		-		350		-		-		-		-		-
Tax items and restructuring charge related to organizational design	-		4		-		(3)		24		-		207		-
Net income (loss) attributed to shareholders	$943		$818		$1,297		$1,034		$259		$540		$1,077		$(211)

Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$66		$(71)		$105		$306		$(196)		$243		$412		$389
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	22		9		(105)		(77)		151		(245)		(290)		(330)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(8)		(3)		(55)		(72)		(127)		(8)		(40)		(25)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(25)		(25)		(26)		(63)		(70)		(97)		-		-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$55		$(90)		$(81)		$94		$(242)		$(107)		$82		$34

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

August 7, 2014 - Press Release Reporting Second Quarter Results

Asia Division

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2014		2014		2013		2013		2013		2013		2012		2012
Asia Division core earnings	$231		$244		$227		$242		$226		$226		$180		$230
Investment-related experience in excess of amounts included in core earnings	18		19		(5)		(4)		(18)		43		33		12
Core earnings plus investment-related experience in excess of amounts included in core earnings	$249		$263		$222		$238		$208		$269		$213		$242
Other items to reconcile core earnings to net income attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	88		(25)		85		242		178		659		469		249
Recapture of reinsurance treaty and tax items	-		-		68		-		-		-		-		-
Disposition of Taiwan insurance business	-		-		350		-		-		-		-		-
Tax gains due to rate changes	-		4		-		-		-		-		-		-
Net income attributed to shareholders	$337		$242		$725		$480		$386		$928		$682		$491

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2014		2014		2013		2013		2013		2013		2012		2012
Canadian Division core earnings	$232		$228		$233		$268		$225		$179		$233		$229
Investment-related experience in excess of amounts include d in core earnings	46		135		106		135		(88)		(187)		(31)		20
Core earnings plus investment-related experience in excess of amounts included in core earnings	$278		$363		$339		$403		$137		$(8)		$202		$249
Other items to reconcile core earnings to net income (loss) attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(11)		14		34		14		(34)		(54)		49		129
Recapture of reinsurance treaty, segregated fund product changes and impact of tax related changes	-		-		-		(3)		-		-		-		-
Net income (loss) attributed to shareholders	$267		$377		$373		$414		$103		$(62)		$251		$378

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2014		2014		2013		2013		2013		2013		2012	(1)	2012	(1)
U.S. Division core earnings	$329		$374		$366		$361		$343		$440		$293		$288
Investment-related experience in excess of amounts included in core earnings	206		111		161		404		65		263		367		348
Core earnings plus investment-related experience in excess of amounts included in core earnings	$535		$485		$527		$765		$408		$703		$660		$636
Other items to reconcile core earnings to net income (loss) attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	24		(82)		105		163		21		23		(104)		(224)
Impact of in-force product changes and recapture of reinsurance treaties	-		-		193		-		-		-		-		26
Tax items	-		-		-		-		-		-		170		-
Net income attributed to shareholders	$559		$403		$825		$928		$429		$726		$726		$438

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

August 7, 2014 - Press Release Reporting Second Quarter Results

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2014		2014		2013		2013		2013		2013		2012	(1)	2012	(1)
Corporate and Other core losses (excluding expected cost of macro hedges and core investment gains)	$(92)		$(135)		$(138)		$(135)		$(105)		$(128)		$(62)		$(103)
Expected cost of macro hedges	(49)		(42)		(53)		(84)		(128)		(148)		(140)		(124)
Investment-related experience included in core earnings	50		50		50		52		48		50		50		50
Total core losses	$(91)		$(127)		$(141)		$(167)		$(185)		$(226)		$(152)		$(177)
Investment-related experience in excess of amounts included in core earnings	(53)		(40)		(47)		(44)		(56)		(22)		(48)		(15)
Core losses plus investment-related experience in excess of amounts included in core earnings	$(144)		$(167)		$(188)		$(211)		$(241)		$(248)		$(200)		$(192)
Other items to reconcile core earnings (losses) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(46)		3		(305)		(325)		(407)		(735)		(332)		(120)
Changes in actuarial methods and assumptions	(30)		(40)		(133)		(252)		(35)		(69)		(87)		(1,006)
Goodwill impairment charge and other	-		-		-		-		24		-		37		(200)
Net loss attributed to shareholders	$(220)		$(204)		$(626)		$(788)		$(659)		$(1,052)		$(582)		$(1,518)

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

Net income (loss) attributed to shareholders in accordance with U.S. GAAP is a non-GAAP profitability measure. It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure. It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the second quarter of 2014.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money, (“deposits from policyholders”), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts,  (vi) premium equivalents for “administration services only” group benefit contracts (“ASO premium equivalents”), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

August 7, 2014 - Press Release Reporting Second Quarter Results

Premiums and deposits	Quarterly Results
(C$ millions)	2Q 2014	1Q 2014	2Q 2013
Net premium income	$4,232	$4,161	$4,176
Deposits from policyholders	5,587	6,776	5,516
Premiums and deposits per financial statements	$9,819	$10,937	$9,692
Investment contract deposits	9	16	16
Mutual fund deposits	10,524	10,440	10,545
Institutional advisory account deposits	2,743	2,167	1,146
ASO premium equivalents	775	764	756
Group benefits ceded premiums	991	984	1,427
Other fund deposits	105	128	97
Total premiums and deposits	$24,966	$25,436	$23,679
Currency impact	-	(210)	1,020
Constant currency premiums and deposits	$24,966	$25,226	$24,699

Funds under management is a non-GAAP measure of the size of the Company. It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management
As at	Quarterly Results
(C$ millions)	June 30, 2014	March 31, 2014	June 30, 2013
Total invested assets	$244,129	$244,970	$230,503
Segregated funds net assets	247,186	249,724	223,405
Funds under management per financial statements	$491,315	$494,694	$453,908
Mutual funds	105,147	101,093	76,634
Institutional advisory accounts (excluding segregated funds)	35,210	33,505	28,416
Other funds	5,588	5,666	8,025
Total funds under management	$637,260	$634,958	$566,983
Currency impact	-	(15,015)	5,370
Constant currency funds under management	$637,260	$619,943	$572,353

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at	Quarterly Results
(C$ millions)	June 30, 2014	March 31, 2014	June 30, 2013
Total equity	$30,780	$31,187	$26,544
Add AOCI loss on cash flow hedges	136	139	131
Add liabilities for preferred shares and capital instruments	4,884	4,902	4,130
Total capital	$35,800	$36,228	$30,805

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

August 7, 2014 - Press Release Reporting Second Quarter Results

The principal economic assumptions used in the NBEV calculations in the second quarter of 2014 were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.25%	8.50%	9.00%	6.25%
Jurisdictional income tax rate	26.5%	35%	16.5%	31%
Foreign exchange rate	n/a	1.090481	0.140656	0.01068
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

Sales are measured according to product type:

For total individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; college savings 529 plans; and authorized bank loans and mortgages. As we have discontinued sales of new VA contracts in the U.S., beginning in the first quarter of 2013, subsequent deposits into existing U.S. VA contracts will not be considered sales.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

F2	Key Planning assumptions and uncertainties

Manulife’s 2016 management objectives27 do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long-term assumptions, and favourable investment-related experience included in core earnings.

F3	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2016 management objectives for core earnings and core ROE, our 2016 goal for net pre-tax savings related to our Efficiency & Effectiveness initiative, the potential impact on net income of the 3Q14 review of actuarial assumptions and methodology, and the potential impact on net income of the implementation of the revised Canadian Actuarial Standards of Practice related to economic reinvestment assumptions used in the valuation of policy liabilities.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”,

27	See “Caution regarding forward-looking statements” below.

August 7, 2014 - Press Release Reporting Second Quarter Results

“aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management objectives for core earnings and core ROE, the assumptions described under "Key Planning Assumptions and Uncertainties" in our 2013 Annual Report and in this document, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2013 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

August 7, 2014 - Press Release Reporting Second Quarter Results

Consolidated Statements of Income

For the three months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2014	2013
Revenue
Net premiums	$4,232	$4,176
Investment income
Investment income	2,825	2,345
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program(1)	4,093	(9,355)
Other revenue	2,119	2,324
Total revenue	$13,269	$(510)
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$2,633	$2,553
Maturity and surrender benefits	1,346	1,203
Annuity payments	841	844
Policyholder dividends and experience rating refunds	244	285
Net transfers from segregated funds	(281)	(176)
Change in insurance contract liabilities	6,351	(7,104)
Change in investment contract liabilities	51	50
Benefits and expenses ceded to reinsurers	(1,647)	(1,610)
Change in reinsurance assets	(256)	493
Net benefits and claims	$9,282	$(3,462)
General expenses	1,098	1,123
Investment expenses	358	283
Commissions	1,009	941
Interest expense	244	308
Net premium taxes	67	92
Total contract benefits and expenses	$12,058	$(715)
Income before income taxes	$1,211	$205
Income tax (expense) recovery	(234)	103
Net income	$977	$308
Net income (loss) attributed to:
Non-controlling interests	$43	$9
Participating policyholders	(9)	40
Shareholders	943	259
	$977	$308
Net income attributed to shareholders	$943	$259
Preferred share dividends	(36)	(32)
Common shareholders' net income	$907	$227
Earnings per share:
Basic earnings per common share	$0.49	$0.12
Diluted earnings per common share	$0.49	$0.12

(1)
The realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass-through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. The realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities related primarily to the impact of interest rate changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program.  See Section B5 above.

August 7, 2014 - Press Release Reporting Second Quarter Results

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	June 30, 2014	December 31, 2013
Assets
Cash and short-term securities	$14,042	$13,630
Debt securities	123,748	114,957
Public equities	13,732	13,075
Mortgages	37,806	37,558
Private placements	21,115	21,015
Policy loans	7,390	7,370
Loans to bank clients	1,811	1,901
Real estate	9,551	9,708
Other invested assets	14,934	13,495
Total invested assets	$244,129	$232,709
Other assets
Accrued investment income	$1,836	$1,813
Outstanding premiums	728	734
Derivatives	11,913	9,673
Reinsurance assets	17,620	17,443
Deferred tax assets	2,857	2,763
Goodwill and intangible assets	5,292	5,298
Miscellaneous	4,869	3,324
Total other assets	$45,115	$41,048
Segregated funds net assets	$247,186	$239,871
Total assets	$536,430	$513,628
Liabilities and Equity
Liabilities
Insurance contract liabilities	$206,897	$193,242
Investment contract liabilities	2,464	2,524
Deposits from bank clients	19,683	19,869
Derivatives	7,735	8,929
Deferred tax liabilities	1,080	617
Other liabilities	11,936	10,383
	$249,795	$235,564
Long-term debt	3,785	4,775
Liabilities for preferred shares and capital instruments	4,884	4,385
Segregated funds net liabilities	247,186	239,871
Total liabilities	$505,650	$484,595
Equity
Preferred shares	$2,446	$2,693
Common shares	20,432	20,234
Contributed surplus	265	256
Shareholders' retained earnings	6,527	5,294
Shareholders' accumulated other comprehensive income (loss) on:
Pension and other post-employment plans	(453)	(452)
Available-for-sale securities	612	324
Cash flow hedges	(136)	(84)
Translation of foreign operations	478	258
Total shareholders' equity	$30,171	$28,523
Participating policyholders' equity	100	134
Non-controlling interests	509	376
Total equity	$30,780	$29,033
Total liabilities and equity	$536,430	$513,628

August 7, 2014 - Press Release Reporting Second Quarter Results